United States securities and exchange commission logo





                                 February 9, 2022

       Stephen N. Cannon
       Chief Executive Officer
       Archimedes Tech Spac Partners Co
       2093 Philadelphia Pike #1968
       Claymont, DE 19703

                                                        Re: Archimedes Tech
Spac Partners Co
                                                            Registration
Statement on Form S-4
                                                            Filed January 11,
2022
                                                            File No. 333-262094

       Dear Mr. Cannon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed January 11, 2022

       Do any of ATSP   s directors or officers have interests that may
conflict..., page 14

   1.                                                   Please disclose if the
sponsor and the company   s officers and directors have any
                                                        fiduciary or
contractual obligations to other entities as well as any interest in, or affiliation with, SoundHound. If
so, clarify how the board considered such conflicts in negotiating and recommending the
business combination. Also, we note ATSP's charter waived
                                                        the corporate
opportunities doctrine. Please address this potential conflict of interest and whether it impacted
ATSP's search for an acquisition target.
   2. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even
if other SPAC shareholders experience a negative rate of return in the post-business
combination company.
 Stephen N. Cannon
FirstName
ArchimedesLastNameStephen   N.Co
                               Cannon
            Tech Spac Partners
Comapany9,NameArchimedes
February   2022             Tech Spac Partners Co
February
Page 2 9, 2022 Page 2
FirstName LastName
3. We note the disclosure on page 61 that ATSP's initial stockholders have waived their right to redeem any Subunits in connection with a stockholder vote to approve a proposed initial business combination or sell any Subunits to ATSP in a tender offer in connection with a proposed initial business combination. Please add this disclosure in the Q&A and describe any consideration provided in exchange for the waiver of such rights.
Questions and Answers about the Proposals
Are there any arrangements to help ensure that ATSP will have sufficient funds..., page 14

4. Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include ATSP's sponsor, directors, officers or their affiliates. How do I exercise my redemption rights?, page 15

5. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
What approval is required by the SoundHound stockholders to adopt and approve the Merger
Agreement and approve the Merger?, page 22

6. You disclose that SoundHound, ATSP and certain stockholders of SoundHound entered into support agreements pursuant to which stockholders of SoundHound holding, in the
         aggregate, approximately 50.98% of SoundHound   s outstanding capital
stock, agreed to
         vote all of their shares of SoundHound stock in favor of the merger agreement. Please disclose the percentage of shares not subject to the support agreements that are required to approve the merger agreement.
Risk Factors
SoundHound's operating results could be materially and adversely affected if it loses any of its largest customers, page 41

7. We note that two customers accounted for 58% of SoundHound's total revenues through the nine months ended September 30, 2021 and two customers accounted for 42.8% of total revenue in 2020. Please disclose the material terms of any agreements with these customers, including termination provisions.
SoundHound is subject to certain U.S. and foreign anti-corruption, page 47

8. Reference is made in this risk factor to SoundHound's interactions with government-
         affiliated hospitals and its plans to engage third-parties for clinical trials. Given the nature of SoundHound's business, please explain these references.
Third parties have claimed in the past and may claim in the future..., page 53

9. You disclose that SoundHound has been subject to claims and legal actions alleging that
 Stephen N. Cannon
FirstName
ArchimedesLastNameStephen   N.Co
                               Cannon
            Tech Spac Partners
Comapany9,NameArchimedes
February   2022             Tech Spac Partners Co
February
Page 3 9, 2022 Page 3
FirstName LastName
         you may be infringing or contributing to the infringement of the intellectual property rights of others. Please disclose any material legal proceedings that are currently pending.
SoundHound has no operating history as a publicly traded company..., page 58

10. Please explain the interest expenses you expect to incur as a result of the business combination.
Proposal 1 - The Business Combination Proposal
Background of the Business Combination, page 88

11. You disclose that ATSP evaluated approximately 50 potential target businesses. Discuss the process by which you determined not to proceed with any of the targets. Explain whether you engaged in any discussions with any of the potential targets other than
         SoundHound.
Certain SoundHound Projected Financial Information, page 94

12. We note that the SoundHound's projections assume revenue growth that far exceeds growth for the historical periods presented in the filing. Please revise your filing to provide more detailed disclosure of your growth assumptions, including the growth rates used, if applicable, as well as the reasons you believe these assumptions are reasonable.
         For example, disclose the actual amounts of additional revenue SoundHound estimated it would generate each year beginning in 2023 from new restaurant chains and service providers, new interactive voice response clients, and new automotive and device clients when it prepared its projections. In this regard, please also disclose here and in
         Management's Discussion the amount of the company's revenue that was generated from each of these categories of clients in fiscal years 2020 and 2021. As part of your response, explain how SoundHound concluded it had a reasonable basis to project results five years in the future.
Proposals 3A - 3F - The Advisory Proposals
Advisory Proposal 3B, page 103

13. Please discuss the effect of the proposal to authorize a dual class common stock structure in which the SoundHound Founders receive Class B common stock that are entitled to more votes that the Class A common stock.
Material U.S. Federal Tax Consequences
Tax Consequences of the Business Combination to U.S. Holders of SoundHound
Common
Stock, page 122

14. We note from your disclosure in this section and in the risk factor on page 71 that the parties intend that the merger will qualify as a reorganization under
Section 368(a) of the
         Tax Code. Please file an opinion of counsel supporting such a conclusion. Refer to Item
         601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.
 Stephen N. Cannon
Archimedes Tech Spac Partners Co
February 9, 2022
Page 4
Information about SoundHound
Market Opportunity, page 127

15. We note your reference to a study by Opus Research that was sponsored by SoundHound.
         Please file the consent of Opus Research as an exhibit to your registration statement or provide us with your analysis as to why you do not believe you are required to do so.
         Refer to Rule 436 under the Securities Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 144

16. We note that the COVID-19 pandemic has had an impact on billings and revenue and you have taken actions intended to mitigate the effects of the COVID-19 pandemic on your business such as the reduction of expenses. Please quantifying how these items contributed to your historical performance and are expected to impact future results, to the extent reasonably available. Refer to Item 303(b)(2)(ii) of Regulation S-K and Sections
         III.A and III.B.3 of SEC Release No. 33-8350.
Factors Affecting Our Operating Results, page 144

17. Please address how retention, renewals and recurring revenue have impacted and are expected to impact revenue growth. In this regard, we note from your discussion in Risk
         Factors that revenue could be negatively impacted if you are unable to renew existing service contracts and your business model is dependent, in part, on your ability to maintain and increase a customer base that generates recurring revenues. In addition, we note that your projected financial information is based, in part, on the assumption that existing renewable contracts will be renewed. Disclose the amount of recurring renewable revenue in each of the periods presented. Also tell us what measures you use to manage customer renewal and retention, and disclose such measures for each of the periods presented. Refer to Section III.B.1 of SEC Release No. 33-8350. Components of Our Results of Operations
Revenues, page 145

18. We note the disclosure in the business section that in 2009, SoundHound s founders launched the SoundHound music identification app, which you claim has generated tens of millions in revenue. Please clarify how revenue is generated through the music app, as well as the amount of revenue attributable to the app for each period included in the financial statements.
FirstName LastNameStephen N. Cannon
Results of Operations, page 147
Comapany NameArchimedes Tech Spac Partners Co
19.    Please
February       discuss
          9, 2022  Pagethe
                         4 reasons for the changes in revenue by geographic
location.
FirstName LastName
 Stephen N. Cannon
FirstName
ArchimedesLastNameStephen   N.Co
                               Cannon
            Tech Spac Partners
Comapany9,NameArchimedes
February   2022             Tech Spac Partners Co
February
Page 5 9, 2022 Page 5
FirstName LastName
Liquidity and Capital Resources
Contractual and Other Obligations
Contractual Obligations, page 153

20. Please disclose the amount of the payments committed to under the cloud services agreement entered into in August 2021. Also refer to this contract in your disclosure of commitments and contingencies on page 155.
Cash Flows Used in Operating Activities, page 154

21. Please revise to provide a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, explain what factors contributed to the decrease in deferred revenue and the increase in accounts receivable in the nine months ended September 30, 2021. Also address your concentration in accounts receivable balances due from two customers. Refer to Section IV.B.1 of SEC Release No.
         33-8350.
Unaudited Pro Forma Condensed Combined Financial Information, page 160

22. Please address what consideration was given to the effect of the following on your pro forma financial information:

                The accelerated maturity dates of the March 2021 Note and the June 2021 Note, based on the assumption that the SNAP June 2020 Convertible Note will automatically convert into equity securities;

                The convertibility of the June 2021 Note;

                The impact on the classification from any change in the terms of the warrants to purchase Series C preferred stock, as the underlying preferred stock will be converted into shares of common stock;

                The accounting treatment of any vested warrants upon the recapitalization. In this regard, we note from your disclosure on page 25 that unvested warrants will be automatically converted into warrants to purchase shares of the Class A Common
              Stock; and

                Any expected payment to holders of shares of SoundHound stock who do not consent to the adoption of the Merger Agreement and follow the procedures specified under
              Section 262 of the DGCL, as noted from your disclosure on page
23.
Directors and Executive Officers of the Combined Company after the Business Combination
Executive Officers and Directors, page 191

23. For each director nominee, please briefly discuss the specific experience, qualifications,
 Stephen N. Cannon
FirstName
ArchimedesLastNameStephen   N.Co
                               Cannon
            Tech Spac Partners
Comapany9,NameArchimedes
February   2022             Tech Spac Partners Co
February
Page 6 9, 2022 Page 6
FirstName LastName
         attributes or skills that led to the conclusion that such person should serve as a director after the Business Combination. Refer to Item 401(e)(1) of Regulation S-K as required by
         Item 19 of Form S-4. Also, although you provide biographies for Messrs. Park and Elahian on page 192, they are not listed as director nominees in the table on page
         191. Please advise.
Archimedes Tech SPAC Partners Co.
Notes to Financial Statements
Note 1 - Organization and Business Operation, page F-7

24. Please revise the statement that there have been no discussions regarding the possibility of a potential Business Combination in light of your subsequent events disclosure on page F-
         16.
Note 7 - Stockholders' Equity
Warrants, page F-15

25. We note that the exercise price of the warrants will be adjusted under certain circumstances. Please provide us with your accounting analysis of how this provision impacts the classification of the warrants.
Unaudited Condensed Statements of Changes in Stockholders' Equity, page F-19

26.      We note that you reduced stockholders    equity by $124,413,913 for
the subsequent
         measurement of common stock subject to possible redemption. It appears this relates to the initial classification of the common stock subject to possible redemption. Please revise the description of the line item, accordingly. In addition, please explain how you computed the amount to reclassify. In this regard, we note the separate line item for the reclassification of offering costs related to Public Shares.
Notes to Unaudited Condensed Financial Statements
Note 2 - Restatement of Prior Period Financial Statements, page F-24

27. We note that you have determined that the errors and impact of the misstatements were material to previously presented financial statements. We further note that the company filed an Item 8.01 Form 8-K on March 19, 2021 that included an audited balance sheet dated March 15, 2021. Please explain why a restated balance sheet as of March 15, 2021 was not subject to an audit. Provide your materiality analysis and ensure that you address that the changes to the line items are significant.
SoundHound, Inc.
Report of Independent Registered Public Accounting Firm, page F-76

28. Please explain why the financial statements for the year ended December 31, 2019 were audited by other auditors if your current audit firm has served as the
Company   s auditors
         since 2016.
 Stephen N. Cannon
FirstName
ArchimedesLastNameStephen   N.Co
                               Cannon
            Tech Spac Partners
Comapany9,NameArchimedes
February   2022             Tech Spac Partners Co
February
Page 7 9, 2022 Page 7
FirstName LastName
Notes to Consolidated Financial Statements December 31, 2020
Note 1. Organization and Significant Accounting Policies
Nature of operations, page F-82

29. We note that the description of the nature of your operations appears to emphasize a music application, indicating that your latest product is Hound, while also referring to your
         Houndify platform. However, we note from your disclosure on page F-123 that all of your revenue is generated from Houndified Products, Houndified Services, and
         Houndified Ads. Please ensure your disclosure accurately reflects your sources of revenue.
Contract Costs, page F-85

30. You indicate that revenue from the sale of your music search app is deferred and the related fee paid to the online storefront is also, therefore, deferred. Please tell us where you address the revenue recognition policy associated with this revenue stream in your revenue recognition note. Provide us with your accounting analysis of the principal versus agent considerations related to the net payment received from the sale. Refer to
         ASC 606-10-55-36 through 55-40.
Recent accounting pronouncements, page F-88

31. We note that you have elected to take advantage of the extended transition period for the implementation of new or revised accounting standards afforded under the JOBS Act.
         Please revise to ensure you disclose the effective date applicable to your company for each of the recent accounting pronouncements
Note 2. Revenue Recognition, page F-89

32. Please address your revenue recognition policy for any arrangements where the platform is accessed on-premise by your customers. In this regard, we note your disclosure on page
         136 that your technology can run without a cloud connection.
33. Please clarify the nature of revenue from traffic monetization. In this regard, we note your disclosure on page F-124 that revenue from monetization is generated from Houndified
         Ads. Tell us whether this is the same monetization revenue stream discussed on pages
         134 and 143. Refer to ASC 606-10-50-12(c).
34. Please disclose the amount of revenue from each category of performance obligations discussed in your revenue recognition policy. Refer to ASC
606-10-50-5.
Note 4. Fair Value Measurements, page F-93

35. Please clarify the statement that the derivative liabilities relate to the Redemption Feature which is bifurcated from convertible notes, in light of disclosures elsewhere that your derivatives relate to the conversion features of your convertible notes and the Redemption
 Stephen N. Cannon
FirstName
ArchimedesLastNameStephen   N.Co
                               Cannon
            Tech Spac Partners
Comapany9,NameArchimedes
February   2022             Tech Spac Partners Co
February
Page 8 9, 2022 Page 8
FirstName LastName
         Features of the convertible notes do not meet the definition of derivatives and are not bifurcated, as noted on page F-97.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1. Organization
Other Risk and Uncertainties, page F-114

36. Please explain the statement that the COVID-19 pandemic and its resulting economic and other effects could result in significant adverse effects on our customers that incorporate your touch-enabling technologies. In this regard, we understand that you sell voice-
         enabled products.
Note 6. Warrants, page F-126

37. We note that you recorded the warrants initially at fair value as paid-in-capital with a discount to the March 2021 Note Payable and an asset related to the June 2021 Note.
         Please confirm that the proceeds were allocated based on the relative fair value of the warrants and the notes. Refer to ASC 470-20-25-2. In addition, you indicate that the warrants were classified as equity and are not subject to remeasurement at the end of each reporting period. However, you further indicate that the change in fair value of the warrant liability is recorded as other expense, net. Please clarify your disclosures.
Note 7. Convertible Notes and Notes Payable, page F-126

38. Please revise to disclose more information about the terms of the conversion provision of the June 2021 Note. Provide us with your accounting analysis of this feature under ASC
         815.
39. Please provide us with your analysis of the current and non-current balance sheet classification of the March 2021 Note, the June 2020 Note, and the June 2021 Note as of
         September 30, 2021.
Note 14. Net Loss Per Share, page F-137

40. Please revise to include the number of Series C convertible preferred stock warrants outstanding in the total outstanding shares of potentially dilutive securities as of
         September 30, 2020.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Stephen N. Cannon
Archimedes Tech Spac Partners Co
February 9, 2022
Page 9

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                          Sincerely,
FirstName LastNameStephen N. Cannon
                                                          Division of
Corporation Finance
Comapany NameArchimedes Tech Spac Partners Co
                                                          Office of Technology
February 9, 2022 Page 9
cc:       Giovanni Caruso
FirstName LastName